UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68297

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EP Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

275 Madison Ave., Suite 1901

(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Soh	212-297-1724	ed.soh@excelptrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs P.C.

(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Edward Soh _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EP Securities LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn to before me
State of New York
County of New York
∂ ʃ% 2/13/2026

LINDA A. PITMAN   Signature: _____
Notary Public, State of New York
No. 01PH6088964
Qualified in New York County: _____
Commission Expires March 17, 2029 Title: President
March 19, 2029

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EP SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
EP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EP Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of EP Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EP Securities, LLC 's management. Our responsibility is to express an opinion on EP Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of EP Securities, LLC's financial statements. The supplemental information is the responsibility of EP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 12, 2026

EP SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	247,412
Prepaid expenses		3,842
Total current assets		251,254
OTHER ASSETS		
Fixed assets, net of accumulated depreciation of $73,330		23,350
Operating right of use		405,116
Total other assets		428,466
TOTAL ASSETS	$	679,720

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	24,731
Operating lease liability		95,021
Total current liabilities		119,752
LONG TERM LIABILITIES		
Operating lease liability		323,682
Total long term liabilities		323,682
MEMBERS' EQUITY		236,286
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	679,720

The accompanying notes are an integral part of these financial statements.

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE		
Advisory fees	$	205,000
Success Fees	$	3,774,073
Total revenue		3,979,073
OPERATING EXPENSES		
Payroll		971,457
Rent		121,679
Travel		68,698
Legal and professional fees		83,374
Computer and technology		54,227
Business development		16,154
Taxes, licenses and regulatory fees		618,159
Insurance		31,976
Meals and entertainment		17,243
Telephone		21,078
Occupancy		4,460
Depreciation		7,487
Office		16,799
Bank service charges		2,898
Utilities		4,205
Total operating expenses		2,039,894
Net operating income		1,939,179
OTHER EXPENSE		
Rental income		4,400
Interest income		7,846
Total other expense		12,246
NET INCOME	$	1,951,425

The accompanying notes are an integral part of these financial statements.

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

MEMBERS' EQUITY, JANUARY 1	$	184,861
Net income		1,951,425
Distributions to members		(1,900,000)
MEMBERS' EQUITY, DECEMBER 31	$	236,286

The accompanying notes are an integral part of these financial statements.

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

OPERATING ACTIVITIES:		
Net income	$	1,951,425
Adjustments to reconcile net income to net cash		
provided by operating activities		
Right of Use-Asset		98,131
Right of Use-Liability		(95,022)
Depreciation expense		7,487
Increase in accrued expenses		7,736
Net cash provided by operating activities		1,969,757
FINANCING ACTIVITIES:		
Distributions to members		(1,900,000)
Net cash used in financing activities		(1,900,000)
NET INCREASE IN CASH		69,757
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		177,655
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	247,412
Suplemental Information:		
Cash paid for operating lease	$	121,711

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

EP Securities, LLC ("we", "our", or the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on March 16, 2010. The Company earns advisory fee income for merger and acquisitions and capital-raising consulting.

Since the Company is a New York limited liability company ("LLC"), the Members are not liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Members have signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles, which is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not subjected to any significant credit risk.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Investment banking M&A advisory fees. These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory

services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. The Company had no deferred revenue at December 31, 2025.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. There was no accounts receivable at December 31, 2025 and December 31, 2024.

Fixed Assets

Fixed assets include furniture, fixtures and leasehold improvements and are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (five to seven years). The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed as incurred. Depreciation expense for 2025 was $7,487.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when

the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

3. LEASE COMMITMENTS

On March 22, 2023, the Company early terminated its original lease for a new six year, 3 month lease agreement for its main office that commenced in July 2023 on the 19th floor (Suite 1901) of 275 Madison Avenue and goes through June 30, 2029. During 2023, the Company paid $347,980 in rent expense. The terms of the new lease are (i) base rent of $9,850 per month for the period commencing on the Commencement Date through June 30, 2024, and (ii) an annual increase of 2.5% through the expiration of the lease agreement in June of the year 2029. The Company estimates future rent expense using the straight-line method and estimates the below expense per year through the lease term.

The Company has obligations as a lessee for office space with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain a renewal options for 10 years. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the Statement of Financial Condition as of December 31, 2025 were as follows:

Operating leases:

Operating lease ROU assets	$405,116
Operating lease liabilities	$418,703

Other information related to leases as of December 31, 2025 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases $95,022

ROU assets obtained in exchange for lease obligations:

Operating leases	$649,495

Reductions to ROU assets resulting from reductions to lease obligations:

Operating leases	$103,366

Weighted average remaining lease term:

Operating leases	3.6 years

Weighted average discount rate:

Operating leases	5%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Year Ending December 31

2026	$ 121,529
2027	$ 124,563
2028	$ 127,672
2029 (partial)	$ 85,985
Total Undiscounted Lease Payments	**$459,749**
Less Effect of Discounts	($ 41,046)
Lease Liability	**$418,703**

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $209,094 which was $204,094 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 18.32%.

5. MANAGEMENT'S REVIEW

Subsequent events were evaluated through February 12, 2026, the date the financial statements were issued. The Company did not identify any material subsequent events requiring disclosure in its financial statements.

6. CONCENTRATION RISKS

Commission revenues earned from the three largest customers of the Company's accounted for 61.9% of commission revenue in 2025.

7. RENTAL INCOME

During 2025, the Company generated $4,400 in rental income.

8. OTHER NOTES

The Company is evaluating new accounting standards and will implement as required.

9. SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and private placement businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 61.9 percent of its total revenues from three external customers in 2025.

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025**

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 236,286
ALLOWABLE CREDITS:	
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid expenses	(3,842)
Fixed assets, net	(23,350)
NET CAPITAL	$ 209,094
AGGREGATE INDEBTEDNESS -	
Lease liability to extent of Right of Use asset	13,587
Accrued expenses and security deposits payable	24,731
Total aggregate indebtedness	$ 38,318
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	204,094
Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000	203,093
Percentage of aggregate indebtedness to net capital	18.32%

There is no material difference in the above computation and the Company's net capital,
as reported in the Company's Part IIA (unaudited) Focus report as of December 31, 2025.

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

December 31, 2025

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers, and (3) does not carry PAB accounts

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers, and (3) does not carry PAB accounts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
EP Securities, LLC

We have reviewed management's statements for the year ended December 31, 2025, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) EP Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and advising on private placement transactions.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

EP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 12, 2026





275 Madison Avenue
Suite 1901
New York, NY 10016
www.excelptrs.com

EP SECURITIES, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2025

EP Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and advising on private placement transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

EP SECURITIES LLC

I, Edward Soh, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

Date: February 2, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Member and Management of
EP Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of EP Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting a trivial difference; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of EP Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 12, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:	
MEMBER NAME	*SEC No.*
EP SECURITIES LLC	8-68297
For the fiscal period beginning 1/1/2025 and ending 12/31/2025	

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 3,991,319.00

2 Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 3,991,319.00

4 Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

  b Revenues from commodity transactions.

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts.

  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business. $ 12,246.00

     Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

  c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 12,246.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**		$ 3,979,073.00
8	Multiply line 7 by .0015. This is your **General Assessment.**		$ 5,968.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed _2025_ SIPC-6 or 6A	$ 2,316.00	
11 a	Overpayment(s) applied on all _2025_ SIPC-6 and 6A(s)	$ 0.00	
b	Any other overpayments applied	$ 0.00	
c	All payments applied for _2025_ SIPC-6 and 6A(s)	$ 2,316.00	
d	Add lines 11a through 11c	$ 2,316.00	
12	**LESSER** of line 10 or 11d.		$ 2,316.00
13 a	Amount from line 8	$ 5,968.00	
b	Amount from line 9	$ 0.00	
c	Amount from line 12	$ 2,316.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**		$ 3,652.00
14	Interest (see instructions) for ___0___ days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.		$ 3,652.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No. 8-68297	Designated Examining Authority DEA: FINRA	FYE 2025	Month Dec
MEMBER NAME MAILING ADDRESS	EP SECURITIES LLC 275 MADISON AVE STE 1901 NEW YORK, NY 10016 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

[✓] By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

EP SECURITIES LLC	Jeffrey Philip Heller
(Name of SIPC Member)	(Authorized Signatory)
2/12/2026	jeff.heller@excelptrs.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.